Mail Stop 6010

August 4, 2006

Via Facsimile and U.S. Mail

Richard Ru Gin Chang
President and Chief Executive Officer
Semiconductor Manufacturing International Corp.
18 Zhangjiang Road
Pudong New Area
Shanghai, China 201203

> **Re:** **Semiconductor Manufacturing International Corp.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 1-31994**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

1.   We note that you present two measures, "Net current assets" and "Total assets less current liabilities" on the face of this statement. This presentation is not consistent with the requirements of Article 5 of Regulation S-X. Please remove the measures in all future filings. You may present the measures in a note to the financial statements or in the five year selected financial data table required by Item 301 of Regulation S-K.

Consolidated Statements of Operations, page F-4

2.   In future filings, please revise the statement to remove the "total" caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Note 25. Litigation, page F-46

3.   We note that you reached a settlement with TSMC regarding the outstanding legal actions. You state that you recorded $134.8 million of intangible assets associated with the licensed patents and trade secrets. In light of your disclosure in the preceding paragraph which states that the settlement does not grant you a license to use any of TSMC's trade secrets, please explain to us why you have recorded an intangible asset relating to trade secrets. Please tell us and revise future filings to clarify the specific rights that you received in the settlement agreement and the specific rights for which you have recorded intangible assets.

4.   We note your disclosure that the fair market values of the pre- and post-settlement amounts of the intellectual property are based on the results of a third-party valuation. Likewise, we see in Note 20 that you also used an independent appraiser to reassess the determination of the fair value of your ordinary and preference shares in fiscal 2004. Please note that if in future periods you intend to incorporate your Form 20-F by reference into a registration statement, you will be required to identify the appraisers and include their consent in that filing pursuant to Securities Act Rule 436. Otherwise, you could revise the Form 20-F, as appropriate.

* * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Vaughn, Staff Accountant, at (202) 551-3643 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant